Filed by Unocal Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Unocal Corporation
Commission File No.: 1-8483
August 3, 2005
Dear Fellow Unocal Stockholder:
Our Special Meeting of Stockholders is on Wednesday, August 10, 2005 — only a few days away. We urge you to vote today FOR the Unocal/Chevron merger.
THE UNOCAL/CHEVRON MERGER
PROVIDES EXCELLENT VALUE FOR UNOCAL STOCKHOLDERS
Unocal stockholders will be entitled to $69 per share in cash (subject to proration) for 40% of Unocal’s outstanding shares and will be able to participate in the upside potential of a combined Unocal/Chevron through the continued ownership of Chevron stock. Based on the closing price of Chevron’s common stock on the New York Stock Exchange on August 2, 2005, the value of the mixed election consideration to be received by Unocal stockholders would be approximately $64.41 per share. Over the past 25 years, Chevron has delivered long-term stockholder returns of 14% per year and has enjoyed 6% annual dividend growth. A combined Unocal/Chevron will provide the financial and technical resources to maximize the potential of our portfolio of major international and deepwater assets and prospects.
INSTITUTIONAL SHAREHOLDER SERVICES RECOMMENDS THAT UNOCAL STOCKHOLDERS VOTE FOR THE UNOCAL/CHEVRON MERGER
We are pleased that Institutional Shareholder Services (ISS), the leading proxy advisory firm, has recommended that Unocal stockholders vote FOR the merger with Chevron. In making its recommendation, ISS carefully analyzed the Chevron transaction and the process that your Board followed in developing and deciding to recommend the Unocal/Chevron merger.
A UNOCAL/ CHEVRON MERGER OFFERS REGULATORY CERTAINTY AND QUICK CLOSE
The regulatory certainty and speed of completion of the Chevron merger provide strong support for the transaction. Chevron has already received the necessary governmental approvals to close this transaction, and we plan to close the merger on August 10, 2005, if we receive approval at our Special Meeting of Stockholders. The merger with Chevron is the product of a thorough process undertaken and directed by your Board of Directors over a period of six months. The Unocal/Chevron merger is the superior transaction that has resulted from this process. Therefore, your Board of Directors unanimously recommends the Chevron merger and urges you to vote today FOR this transaction.
IMPORTANT RECENT DEVELOPMENT — CNOOC WITHDRAWS UNOCAL PROPOSAL
On August 2, 2005, CNOOC Limited announced that it had withdrawn its proposal for Unocal. Your Board of Directors has recommended that stockholders vote for the Chevron transaction because of its excellent value and certainty to close, and believes, more strongly than ever, that the Chevron merger is in the best interests of Unocal’s stockholders. The Unocal stockholders’ approval at the Special Meeting on August 10 will be the last condition to the Unocal/Chevron merger.
VOTE FOR THE UNOCAL/CHEVRON MERGER ON YOUR WHITE PROXY CARD TODAY!
Your Board of Directors and management believe the merger with Chevron is in your best interests. Please vote today FOR the merger of Unocal and Chevron on the enclosed white proxy card. REMEMBER, FAILURE TO VOTE HAS THE SAME EFFECT AS VOTING AGAINST THE MERGER. Simply sign, date and return your white proxy card promptly. Only the latest-dated proxy will count.

Sincerely,

Charles R. Williamson
Chairman and Chief Executive Officer

Telephone and Internet voting is also available. Simply follow the instructions enclosed with your proxy card. To view the slides used in meetings with institutional stockholders, visit Unocal’s Investor Relations web site, www.unocal.com/specialproxy. For more information about how to vote, please call Unocal’s proxy solicitor:
105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885
E-mail: proxy@mackenziepartners.com
IMPORTANT — This letter is being mailed to ALL stockholders, even to those who have previously voted. IF YOU HAVE NOT YET VOTED, or if you wish to change a previous vote, please promptly return your proxy today via Internet, telephone or mail (according to the instructions on the enclosed card).
* * * * * *
Additional Information for Investors
Chevron has filed a Form S-4, Unocal has filed a proxy statement and proxy statement supplements, and both companies have filed and will file other relevant documents concerning the proposed merger transaction with Chevron with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE FORM S-4, PROXY STATEMENT, PROXY STATEMENT SUPPLEMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Chevron free of charge by contacting Chevron Comptroller’s Department, 6001 Bollinger Canyon Road — A3201, San Ramon, CA 94583-2324. You may obtain documents filed with the SEC by Unocal free of charge by contacting Unocal Stockholder Services at (800) 252-2233, 2141 Rosecrans Avenue, Suite 4000, El Segundo, CA 90245. Chevron, Unocal, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Unocal’s stockholders in connection with the proposed Chevron merger. Information about the directors and executive officers of Chevron and their ownership of Chevron stock is set forth in the proxy statement for Chevron’s 2005 Annual Meeting of Stockholders. Information about the directors and executive officers of Unocal and their ownership of Unocal stock is set forth in the proxy statement for Unocal’s 2005 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement (as supplemented) for the merger. Investors should read the Form S-4, proxy statement and proxy statement supplements carefully before making any voting or investment decisions.
Cautionary Information Regarding Forward-Looking Statements
This letter contains forward-looking statements about matters such as the proposed merger transaction with Chevron. Although these statements are based upon Unocal’s current expectations and beliefs, they are subject to known and unknown risks and uncertainties that could cause actual results and outcomes to differ materially from those described in, or implied by, the forward-looking statements, including uncertainties as a result of any alternative proposal, international and domestic political and economic factors, volatility in commodity prices and other factors discussed in Unocal’s 2004 Annual Report on Form 10-K and subsequent reports filed or furnished by Unocal with the SEC. Copies of Unocal’s SEC filings are available from Unocal by calling 800-252-2233 or from the SEC by calling 800-SEC-0330. The reports are also available on the Unocal web site at www.unocal.com. Unocal undertakes no obligation to update the forward-looking statements in this letter to reflect future events or circumstances. All such statements are expressly qualified by this cautionary statement, which is provided pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.